

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 4, 2018

Rongguo Wei
Co-Chief Financial Officer
SeD Intelligent Home Inc.
4800 Montgomery Lane, Suite 210
Bethesda, MD 20814

> **Re:** **SeD Intelligent Home Inc.**
> **Amendment 1 to Form 8-K**
> **Filed March 20, 2018**
> **File No. 000-55038**

Dear Mr. Wei:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Please see our comment letter dated January 31, 2018 with regard to references to prior comments.

<u>General</u>

1. We note your response to prior comment 1. Based on the information you provided, it appears to us that the Acquisition Agreement and Plan of Merger on December 29, 2017 should be accounted for as a combination of entities under common control as required by ASC 805-50-05-5 and that the historical financial statements presented in your Form 10-K for the years ended December 31, 2017 and 2016 should comply with the requirements of ASC 805-50-45-1 to 45-5, such that you should present combined financial statements for both entities for all periods during which they were under common control.

Business, page 4

2. We note your response to prior comment 7. In regard to services not performed by you or your subsidiaries for your two current projects, please revise the Business section to elaborate on services that are provided by third-party entities. We note your disclosure on page 11 that neither of the two current projects has any employees and that the projects are "dependent upon SeD Development Management LLC and its affiliates for the services required for their operations."

There are risks related to conflicts of interest with our partners, page 11

3. We note the revisions you have made in response to prior comment 7. Please further revise to clarify the nature of the conflicts of interest you may have with your partners. Please also clarify who the limited partnerships are and what your relationship is to them so that investors may better understand how the conflicts may arise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

4. We note your response to prior comment 16. Based on the information you provided it is not clear to us how the amounts you disclose regarding your two primary real estate assets reconcile to the historical financial statements. In this regard, it appears to us that the purchase prices and capitalized costs you disclose total approximately $40 million as of December 31, 2016; however the historical balance sheet reflects approximately $53 million of real estate assets. Please reconcile these amounts.

Executive Compensation, page 25

Summary Compensation Table, page 26

5. We note your response to prior comment 21. Please update the Summary Compensation Table to reflect the compensation that was paid to Mr. Wei by SeD Development Management LLC during fiscal year 2016. Please see Item 402(a)(2) of Regulation S-K.

6. We note the disclosure you added in response to prior comment 23. Please note that payments allocable to services rendered to the company and any of its subsidiaries should be included in the table. Payments allocable to services rendered to the parent and its other affiliates do not have to be included in the company's compensation table.

Exhibit 99.1

7. Please be advised we will consider your responses to prior comments 27 to 34 when you file your Form 10-K for the year ended December 31, 2017. Also, please be advised that it appears to us the revisions to your statements of cash flows, as noted in your response

to prior comment 29, should be accounted for in accordance with ASC 250-10-50-7 and appropriately referenced in the auditors' report.

Exhibit 99.3

8. We note that you have presented pro forma consolidated balance sheets as of September 30, 2017 and December 31, 2016. Please note that you should only present a pro forma balance sheet as of the date of the most recent historical balance sheet required (i.e. September 30, 2017). Refer to Rule 8-05(b)(2) of Regulation S-X.

9. It is not clear why you have presented pro forma consolidated statements of cash flows and pro forma consolidated statements of shareholders' deficit. Please be advised that Rule 8-05 and Article 11 of Regulation S-X only require pro forma statements of income and a pro forma balance sheet. Please revise accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Michael Gershon